8000 Bent Branch Drive

Irving, TX 75063

972 409.1300

May 13, 2016

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC  20549

Re:                             Comment Letter Dated May 2, 2016

The Michaels Companies, Inc.
Form 10-K for the Fiscal Year Ended January 30, 2016
Filed March 17, 2016
File No. 001-36501

Dear Mr. Thompson:

On behalf of The Michaels Companies, Inc., a Delaware corporation (the “Company”), please find below the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated May 2, 2016 (the “Comment Letter”) relating to the Company’s Form 10-K for the Fiscal Year Ended January 30, 2016, filed with the Commission on March 17, 2016 (File No. 001-36501) (the “Form 10-K”).

For reference purposes, the comment set out in the Comment Letter is reproduced in bold in this letter and the corresponding response of the Company is shown below such comment.

Consolidated Statements of Stockholders’ Deficit, page F-7

1.              We note that excess tax benefits from share-based compensation is disclosed in the consolidated statements of cash flows as a reduction of cash flows from operating activities and an increase in cash flows from financing activities. Please tell us how excess tax benefits are classified in the statement of stockholders’ deficit for the periods presented. In addition, please show us how to reconcile stock-based compensation and exercise of stock options and other awards to the amounts disclosed in the consolidated statements of cash flows for each year presented.

RESPONSE:

In response to the comment above, for each of the periods presented, excess tax benefits from share-based compensation are classified in the Consolidated Statements of Stockholders Deficit within additional paid-in capital in the line captioned “Exercise of stock options and other awards”.  In order to reconcile this line item to the amounts disclosed in the Consolidated Statement of Cash Flows for fiscal 2015, please refer to the following table:

Fiscal 2015
Proceeds from stock options exercised (1)	22,655
Excess tax benefits from share-based compensation (1)	14,507
Tax benefit for IPO costs (2)	2,032
Correction of prior year error related to foreign currency (3)	1,390
Other (4)	660
Exercise of stock options and other awards	41,244

(1)         Included as a separate line item in the Consolidated Statement of Cash Flows for fiscal 2015.

(2)         The $2.0 million tax benefit is associated with tax deductible underwriter fees incurred in fiscal 2014 related to the Company’s initial public offering (“IPO”). We did not originally recognize a tax benefit for fiscal 2014 as we had not yet concluded that a tax benefit could “more likely than not” be sustained as required by ASC 740 Income Taxes. During fiscal 2015, the Company obtained the necessary support and concluded that the “more likely than not” threshold had been met and we recognized the tax benefit in our consolidated financial statements. The tax benefit related to the underwriter fees is booked within additional paid-in capital as the underwriter fees were originally booked as a deduction of the IPO proceeds within additional paid-in capital in fiscal 2014. The tax benefit was included within the “Exercise of stock options and other awards” line due to immateriality. Upon further consideration based on the Staff’s comment, in future filings the Company will present the tax benefit as a separate line item in the Consolidated Statements of Stockholders’ Deficit as opposed to being included within the “Exercise of stock options and other awards” line item.

(3)         During fiscal 2015, while preparing the consolidated Federal income tax return for fiscal 2014, the Company identified an error in the computation of the amount of tax benefit we recognized related to a tax deductible foreign currency translation loss. Upon further consideration based on the Staff’s comment, the Company has reassessed the classification of this item and has concluded that the tax benefit should have been presented within accumulated other comprehensive income (loss) in the “Foreign currency translation and other” line item in the Consolidated Statements of Stockholders’ Deficit. In future filings, the Company will present future tax benefits of this nature within accumulated other comprehensive income (loss) in the “Foreign currency translation and other” line item in the Consolidated Statements of Stockholders’ Deficit.

(4)         The remaining reconciling items represent return-to-provision adjustments related to stock options and other equity award activity identified by the Company while finalizing our 2014 consolidated federal income tax return during fiscal 2015.

For fiscal 2014 and fiscal 2013, an error resulted in excess tax benefits from share-based compensation totaling $5.1 million and $0.013 million, respectively, being double counted within cash flows from financing activities and cash flows from operating activities. The excess tax benefit is in both the “Proceeds from stock options exercised” line item and the “Excess tax benefits from share-based compensation” line item within financing activities. The error is not material to either section of the Consolidated Statements of Cash Flows, representing a 1.1% and 0.0% impact to cash flows from operating activities and a 3.1% and 0.0% impact to cash flows from financing activities in fiscal 2014 and fiscal 2013, respectively.  The Company identified this error during the preparation of our fiscal 2015 Form 10-K and made the appropriate correction to the fiscal 2015 cash flow statement.

In response to the second part of your above comment, the difference between the amount of share-based compensation reflected in the Consolidated Statements of Cash Flows and the amount recorded in the Consolidated Statements of Stockholders Deficit for fiscal 2015 and fiscal 2014 is due to the Company’s policy to capitalize certain costs related to bringing inventory to the point-of-sale, including portions of share-based compensation. In fiscal 2013, the difference in share-based compensation in the Consolidated Statements of Cash Flows and the Consolidated Statements of Stockholders Deficit is primarily due to approximately $21 million of share-based compensation incurred under the liability method of accounting in the first three quarters of fiscal 2013, which we recorded as a liability within our Consolidated Balance Sheets. In the fourth quarter of fiscal 2013, the Company transitioned from the liability method of accounting for share-based compensation to the equity method of accounting and recorded the expense of approximately $13 million within our Consolidated Statements of Stockholders Deficit. The remaining reconciling item for fiscal 2013 relates to the costs capitalized related to bringing inventory to the point-of-sale as discussed above.

In connection with responding to your comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this letter or require any further information, please call the undersigned at (972) 831-4232.

Very truly yours,

/s/ Charles M. Sonsteby
Charles M. Sonsteby
Chief Administrative Officer & Chief Financial Officer (Principal Financial Officer)

cc:	David A. Fine, Ropes & Gray, LLP